Exhibit 4.20(d)

June 5, 2020

Dear Sir

US$100M Facility Agreement Dated 8 May 2018 (as amended, restated and supplemented from time to time) (the “Facility Agreement”)

We refer to the Facility Agreement and your letter dated 8 March 2020 on the request of certain amendments be made to the Facility Agreement.

The lenders to the Facility Agreement have obtained their respective credit approvals to the following financial covenant amendments:

(1)	the reduction of the cash covenant to be tested as at June 30, 2020 and September 30, 2020 from $30 million to $20 million; and

(2)	the determination of current liabilities will exclude the amount owed to Sankaty under the $35.8 million senior secured credit facility for purposes of testing, as at June 30, 2020 and September 30, 2020, the covenant that requires current assets to exceed current liabilities, with those financial covenants to revert to their current levels as at 31 December 2020.

It is intended that a side letter to the Facility Agreement will be completed subsequent to the date of this letter in order for the amendments to the Facility Agreement referred to above to take legal effect. This will not result in a change in the lenders decision on the above covenant amendment.

For and on behalf of

DVB BANK SE SINGAPORE BRANCH as Facility Agent

/s/Domenik Nizet	/s/Willie Toh
Domenik Nizet	Willie Toh
Senior Vice President	Vice President